AirSculpt Technologies, Inc.

1111 Lincoln Road, Suite 802

Miami Beach, FL 33139

June 15, 2023

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Michael Fay
Christie Wong

Re:	AirSculpt Technologies, Inc.
Form 10-K for Fiscal Year Ended December 31, 2022
Filed March 10, 2023
File No. 001-40973

Dear Mr. Fay and Ms. Wong:

On behalf of AirSculpt Technologies, Inc., a Delaware corporation (the “Company”), we are responding to the comments from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated May 17, 2023 (the “Comment Letter”), relating to the above referenced Annual Report on Form 10-K filed by the Company on March 10, 2023. Set forth below is the Company’s response to the Staff’s comments. For convenience, the Staff’s comments are repeated below in bold, followed by the Company’s response.

Form 10-K for the fiscal year ended December 31, 2022

Item 7. Managements Discussion and Analysis of Financial Condition and Results of Operations

Non-GAAP Financial Measures, page 49

1.	We have reviewed your response to prior comment one and it appears that pre-opening de novo costs represent costs incurred as part of the company’s growth strategy and such costs are normal, recurring expenses. Consistent with the guidance in Question 100.01 of the CD&I related to Non-GAAP Financial Measures, updated December 13, 2022, please revise future filings to remove the adjustment for pre-opening de novo costs from your Non-GAAP measures.

Response to Comment 1: The Company acknowledges the Staff’s comment and agrees that, in future filings with the Commission commencing with its Form 10-Q for the quarterly period ended June 30, 2023, it will revise the definition of its Non-GAAP measures to remove the adjustment for pre-opening de novo costs.

2.	We note you use tax-adjusted amounts to reconcile Adjusted Net Income to Net loss. Please tell us how your presentation is consistent with Question 102.11 of the CD&I related to Non-GAAP Financial Measures, or revise your presentation to conform to the guidance.

Response to Comment 2: The Company acknowledges the Staff’s comment and agrees that, in future filings with the Commission commencing with its Form 10-Q for the quarterly period ended June 30, 2023, it will revise the presentation of the reconciliation of Adjusted Net Income to Net loss such that each of the adjustments are “gross of tax” and the tax effects of the adjustments are presented on a separate line item.

Sincerely,

/s/ Thomas P. Conaghan
Cc:	Dennis Dean
Chief Financial Officer